Mail Stop 4561

August 20, 2009

Michael W. Laphen
Chairman, President, and Chief Executive Officer
Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, VA 22042

> **Re:** **Computer Sciences Corporation**
> **Form 10-K for the Fiscal Year Ended April 3, 2009**
> **Filed May 29, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 3, 2009**
> **Filed August 7, 2009**
> **File No. 001-04850**

Dear Mr. Laphen:

We have reviewed your response letter dated August 11, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 28, 2009.

Form 10-Q for the Fiscal Quarter Ended July 3, 2009

Item 4. Controls and Procedures, page 35

1. We note your statement that your chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures were effective as of July 3, 2009, "in all material respects." This conclusion is stated in terms that appear narrower than that required by Item 307 of Regulation S-K. Please confirm, if accurate, that your chief executive officer and chief financial officer concluded that the company's disclosure controls and procedures were effective as of the end of the applicable period. In future filings, ensure that

conclusions concerning the effectiveness of disclosure controls and procedures are expressed in clear and unqualified language. Refer to Section II.F.4 of SEC Release No. 33-8238 for additional guidance.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

Please address any questions to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant